Exhibit 99.7

John W. Rowe Chairman and CEO

Exelon Corporation P.O. Box 805398 Chicago, Illinois 60680-5398

November 12, 2008

Dear NRG Stockholder:

Enclosed for your review and consideration is a Prospectus/Offer to Exchange which describes the offer being made by Exelon Corporation to acquire each outstanding share of NRG Energy, Inc. common stock in exchange for 0.485 of a share of Exelon common stock. Our offer to acquire NRG represents a premium of 37% over the closing price of NRG shares on October 17, 2008, the last trading day before we announced the proposal, and is intended to be tax-free to you. We believe that a combination of Exelon and NRG will generate superior value for the shareholders of both companies. This offer is the first step towards that objective.

Please review the enclosed materials carefully, as they contain important information about our offer and the value it provides. A combined Exelon-NRG affords NRG stockholders an opportunity to participate in the future growth of the nation’s preeminent and most diversified power company. Following your review, we urge you to tender your shares, so that NRG and its board of directors will know that you want to reap both the immediate and long-term value of this strategic business combination.

For several weeks, Exelon has tried to engage NRG’s board and management in constructive discussions concerning the merits of combining the two companies and the benefits it would bring to both companies’ shareholders. Instead of engaging in discussions with Exelon, NRG, on November 9, 2008, rejected our proposal. The tenor of their response led us to conclude that we must take our proposal directly to you, the owners of NRG, for your consideration.

In addition to the immediate premium we are offering, a combination of Exelon and NRG has significant long-term growth potential, which will further enhance shareholder value. This transaction offers shareholders of both companies not only increased economies of scale, but significant synergies, a more diversified fuel mix, a leading presence in four major domestic power generation regions, and a combined owned and contracted generating capacity of approximately 51,000 MW. We also expect the increased scale and scope will strengthen the balance sheet of the combined company, reduce the leverage associated with NRG’s current business and enhance NRG’s credit rating. As a result of these attributes, the combined company will be in a stronger position to pursue multi-year, capital-intensive projects that will lead to growth and value opportunities for shareholders.

Exelon believes that you should tender your shares of NRG common stock to Exelon in the offer because, among other reasons:

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The offer provides a significant premium of 37% to NRG stockholders based upon the closing price of NRG common stock on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG.

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NRG has not declared or paid dividends on its common stock, as it is limited by its existing indebtedness. Exelon has paid, and currently intends to continue paying, quarterly dividends on its common stock.

•	Exelon believes that the anticipated earnings and cash flow accretion, and the combined company’s strong balance sheet, will offer shareholders greater potential for stock price appreciation.

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With the largest market capitalization in the industry, Exelon believes that stock in the combined company will represent a more liquid investment for NRG stockholders than NRG common stock, and a more solid track record of value return for its stockholders.

Even as we bring our offer directly to shareholders, we remain hopeful that NRG’s board and management will enter into constructive discussions with us so that we can move in an expeditious manner to enter into a definitive merger agreement. We have clearly outlined why our proposal makes excellent financial and operational sense to the shareholders and other stakeholders of both companies and, therefore, we would prefer to move forward with NRG’s cooperation to effect the transaction.

Remember, this is your opportunity to send a strong message to your board. Tender your shares pursuant to Exelon’s offer, and let your board know that you support an Exelon/NRG combination. The offer is currently scheduled to expire at 5:00 p.m. New York City time on January 6, 2009.

If you have any questions about the Exelon offer or how to tender your NRG shares, please call Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 877-750-9501.

Thank you for your consideration.

Sincerely,

John W. Rowe

Chairman and Chief Executive Officer

This communication is not a substitute for the Prospectus/Offer to Exchange and Registration Statement filed by Exelon with the Securities and Exchange Commission in connection with the exchange offer by Exelon and its wholly-owned subsidiary, Exelon Xchange Corporation, for all of the outstanding shares of common stock of NRG. Before making any decision with respect to such matters, investors and security holders are urged to read these documents and other relevant materials when they become available, because they will contain important information. Investors and security holders can obtain copies of these materials (and all other offer documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A, Inc., 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Exelon Xchange Corporation or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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